November 12, 2008

VIA EDGAR AND REGULAR MAIL

Ms. Angela Crane

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	II-VI Incorporated Form 10-K for the fiscal year ended June 30, 2008 Filed August 27, 2008
File No. 000-16195

Dear Ms. Crane:

In response to your October 30, 2008 letter raising various comments and requests for supplemental information regarding the above-referenced filing, II-VI Incorporated (“we” or “the Company”) respectfully submits our responses. As requested, we recreated your comments and requests in the same format as presented in your original letter and set forth our responses following each numbered comment or request.

Form 10-K for the Fiscal Year ended June 30, 2008 (“Form 10-K”)

Item 7. Management’s Discussion and Analysis, page 23

Critical Accounting Estimates, page 23

1.	We note your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Please expand future filings to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements.

Response:

In order to give more specific disclosure regarding revenue recognition and the nature of the estimates and uncertainties that impact the Company, we will elaborate in future filings the specific factors related to the Company’s revenue recognition to encompass your comments.

Please see our response to comment 3 which provides further information as it relates to the Company’s revenue recognition policy. This information planned for future filings should assist the readers of our financial statements and will help to further clarify our revenue recognition process.

Results of Continuing Operations, page 26

2.	We note that your discussion of the significant changes in revenues and costs and expenses does not quantify the specific reasons for material changes in the line items in the financial statements. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, in future filings separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results.

Response:

We will elaborate the reasons for significant changes in revenues, costs and expenses in the line items in the financial statements in future filings, including a discussion of trends and uncertainties that may have a material impact upon revenues or operating results. In addition to the existing analysis provided by the Company for each of its reportable segments, we will quantify the specific reasons for material changes to the line items in the financial statements to enhance our disclosures. We will also disclose any changes in prices and volume that play a significant role in changes to the Company’s revenues, costs and expenses.

Item 8. Financial Statements and Supplementary Data, page 39

Note A. Nature of Business and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 49

3.	We note you disclose that revenue derived from sales of products are recorded “generally” when products are shipped. Please describe for us your revenue recognition policy in greater detail. To the extent that policy differs among significant product lines, please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e. distributors, agents and direct sales force. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant. Additionally, please revise future filings to provide similar disclosures.

Response:

In order to provide more enhanced disclosure regarding the Company’s revenue recognition, we will expand the “Note A. Nature of Business and Summary of Significant Accounting Policies” section of our “Item 8. Financial Statements and Supplementary Data” in future filings. The following information below describes the Company’s revenue recognition policy in greater detail and answers the questions addressed by the Securities and Exchange Commission in its October 30, 2008 letter to the Company:

The Company recognizes revenues when the criteria of SAB 104 are met. Revenues for product shipments are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or delivered, the sales price is fixed or determinable and collectibility is reasonably assured. Title and risk of loss passes from the Company to its customer at the time of shipment in all cases with the exception of certain customers. For these customers, which represent approximately 5% of our consolidated revenues, title does not pass and revenue is not recognized until the customer has received the product at its physical location.

We establish an allowance for doubtful accounts and a warranty reserve based on historical experience and believe the collection of revenues, net of these reserves, is reasonably assured. Our allowance for doubtful accounts and warranty reserve balances at June 30, 2008 was approximately $1.2 million and $0.8 million, respectively. Our reserve estimates have historically been proven to be materially correct based upon actual charges incurred.

The Company’s revenue recognition policy is consistently applied across the Company’s segments, product lines and geographical locations. Further, we do not have post shipment obligations such as training or installation, customer acceptance provisions, credits and discounts, rebates and price protection, or other similar privileges. Our distributors and agents are not granted price protection. Our distributors and agents, who comprise less than 10% of consolidated revenue, have no additional product return rights beyond the right to return defective products that are covered by our warranty policy. We believe our revenue recognition practices are consistent with SEC Staff Accounting Bulletin: No. 104 – Revenue Recognition in Financial Statements (SAB 104) and that we have adequately considered the requirements of Statement of Financial Accounting Standards No. 48 “Revenue Recognition When Right of Return Exists” (SFAS 48).

Revenues generated from transactions other than product shipments are contract related and have historically accounted for approximately 5% or less of the Company’s consolidated revenues. For this portion of revenues, the Company follows the guidelines of Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” for these contracts, which are related to research and development.

For future filings we will enhance our revenue recognition disclosure to incorporate the additional qualitative information included in this response. If changes occur to our revenue recognition policy we will update our disclosures accordingly and enhance future filings to reflect these changes.

Additionally, the Company acknowledges the following as it relates to your October 30, 2008 letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information or have follow-up questions regarding these responses, please contact me at (724) 352-5211.

Sincerely,

/s/ Craig A. Creaturo
Craig A. Creaturo Chief Financial Officer and Treasurer

cc:	Francis J. Kramer, II-VI Incorporated Chief Executive Officer and President
II-VI Incorporated Audit Committee
Ronald Basso, Esquire, Buchanan Ingersoll & Rooney PC

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